# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001459350-21-000003
Filed by CIK 0001459350

## Reporting persons
- Bruce C. Taylor: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,347,396; shared voting power 0; sole dispositive power 8,347,396; shared dispositive power 0; aggregate amount beneficially owned 8,347,396 (11.8% of the class)
- Taylor Family Investments LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,873,638; sole dispositive power 0; shared dispositive power 7,873,638; aggregate amount beneficially owned 7,873,638 (11.1% of the class)

## Item 1. Issuer
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol Oxnard, CA, 93030

## Item 2. Person Filing
Name of person filing: Bruce C. Taylor / Taylor Family Investments LLC
Address of principal business office or, if none, residence: 2710 Camino Del Sol, Oxnard, CA 93030
Citizenship: Unites States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference. Percent of class determined is based on 70,672,778 outstanding shares of the Issuer outstanding as of March 31, 2025. Bruce C. Taylor may be deemed to have beneficial ownership of 8,347,396 or 11.8% shares of common stock. The Taylor Family Investments LLC may be deemed to have beneficial ownership of 7,873,638 or 11.1% shares of common stock.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bruce C. Taylor: /s/ Bruce C. Taylor, Bruce C. Taylor (05/14/2025)
- Taylor Family Investments LLC: /s/ Bruce C. Taylor, Bruce C. Taylor, Managing Member (05/14/2025)